Room 4561

August 31, 2007

Mr. John G. Schwarz
Chief Executive Officer
Business Objects S.A.
157-159 rue Anatole France,
92300 Levallois-Perret, France

      Re: **Business Objects S.A.**
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed March 1, 2007
                File No. 000-24720

Dear Mr. Schwarz:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Very truly yours,

                Mark Kronforst
                Accounting Branch Chief